
RECEIVED
MAR 0 1 2002
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02003878

hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41256

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/6/02 FV

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pioneer Funds Distributor,Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 State Street
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

I-Ling Lu — 617-742-7825
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP.
(Name — *if individual, state last, first, middle name*)

160 Federal Street	Boston	MA	02110
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, I-Ling Lu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Pioneer Funds Distributor, Inc., as of

December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Auditor's report on the study and evaluation of internal controls.
- X (p) Exemptive provision under Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Board of Directors of
Pioneer Funds Distributor, Inc.
(A wholly-owned subsidiary of
Pioneer Investment Management, Inc.)

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of operations, changes in stockholder's equity and comprehensive loss and cash flows present fairly, in all material respects, the financial condition of Pioneer Funds Distributor, Inc. and its subsidiaries (the "Company") at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule on page 10 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2002

Pioneer Funds Distributor, Inc.
Consolidated Statement of Financial Condition
December 31, 2001
(Dollars in Thousands)

Assets		
Cash and cash equivalents (Note 2)	$	25,790
Investments in marketable securities, at value (cost $5,878) (Note 2)		6,172
Receivables:		
From securities brokers and dealers for sales of mutual fund shares		34,753
From the Pioneer Family of Mutual Funds		6,432
From the sale of Class B share rights		3,263
Due from affiliates		1,681
Other		87
Prepaid service fees (net of accumulated amortization of $522) (Note 7)		1,669
Dealer advances (net of accumulated amortization of $2,929) (Note 7)		2,154
Total assets	$	82,001
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to Pioneer Family of Mutual Funds for fund shares sold	$	34,735
Accrued expenses and accounts payable		4,056
Due to affiliates		942
Distribution and service fees due to brokers and dealers		11,192
Deferred income taxes, net (Note 4)		550
Total liabilities		51,475
Commitments and contingencies		
Stockholder's Equity:		
Common stock, $0.10 par value:		
Authorized—100,000 shares		
Issued and outstanding—510 shares		-
Paid-in capital		190,088
Accumulated deficit		(159,562)
Total stockholder's equity		30,526
Total liabilities and stockholder's equity	$	82,001

The accompanying notes are an integral part of these consolidated financial statements.

Pioneer Funds Distributor, Inc.
Consolidated Statement of Operations
For the Year Ended December 31, 2001
(Dollars in Thousands)

Revenues and other income (Note 2):	
Distribution revenues	$ 5,118
Commissions:	
Mutual funds	5,066
Variable annuities	1,379
Other income	1,661
Unrealized and realized gains and (losses) on marketable securities, net	(437)
Related party revenues (Note 6)	13,978
	26,765
Distribution and administrative expenses:	
Sales and marketing	23,625
Salaries and related benefits	5,949
Amortization of dealer advances and prepaid service fees	2,793
Related party expenses (Note 6)	3,033
Other	722
	36,122
Loss before benefit for income taxes	(9,357)
Benefit (provision) for income taxes (Note 4):	
State	(47)
Federal	1,699
Foreign	(613)
	1,039
Net loss	$ (8,318)

The accompanying notes are an integral part of these consolidated financial statements.

Pioneer Funds Distributor, Inc.
Consolidated Statement of Changes in Stockholder's Equity and Comprehensive Loss
For the Year Ended December 31, 2001
(Dollars in Thousands)

	Common Stock						
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholder's Equity	Comprehensive Loss
December 31, 2000	100	$ -	$ 185,581	$ (151,244)	$ (375)	$ 33,962	
Net loss				(8,318)		(8,318)	(8,318)
Cumulative translation adjustment					375	375	375
Comprehensive loss							$ (7,943)
Capital contribution associated with disposition of subsidiaries (Note 6)			4,626			4,626	
Capital transaction of Pioneer Plans Corporation	410	-	(119)	-		(119)	
December 31, 2001	510	$ -	$ 190,088	$ (159,562)	$ -	$ 30,526	

The accompanying notes are an integral part of these consolidated financial statements.

Pioneer Funds Distributor, Inc.
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2001
(Dollars in Thousands)

Cash flows from operating activities:	
Net loss	$ (8,318)
Adjustments to reconcile net loss to net cash used in operating activities:	
Deferred income taxes, net	395
Amortization	2,793
Unrealized and realized gains and losses on marketable securities, net	437
Changes in operating assets and liabilities:	
Increase in receivable from securities brokers and dealers for sales of mutual fund shares	(21,124)
Increase in receivable from the Pioneer Family of Mutual Funds	(935)
Increase in receivable from the sale of Class B share rights	(1,969)
Decrease in due from affiliates	5,487
Decrease in other receivables	327
Decrease in prepaid service fees, net	1,818
Decrease in dealer advances, net	(3,807)
Increase in payable to Pioneer Family of Mutual Funds for fund shares sold	21,115
Increase in accrued expenses and accounts payable	1,975
Decrease in due to affiliates	(2,960)
Decrease in distribution and service fees due to brokers and dealers	(255)
Total adjustments	3,297
Net cash used in operating activities	(5,021)
Cash flows from investing activities:	
Investments in marketable securities	(2,050)
Proceeds from sale of marketable securities	474
Proceeds from disposition of subsidiaries to affiliate, net of cash given up	3,276
Net cash provided by investing activities	1,700
Net decrease in cash and cash equivalents	(3,321)
Cash and cash equivalents, beginning of year	29,111
Cash and cash equivalents, end of year	$ 25,790

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Operations and Organization

Nature of Operations
Pioneer Funds Distributor, Inc. (the "Company"), a Massachusetts corporation, serves as the principal underwriter and distributor of shares of the Pioneer Family of Mutual Funds (the "Pioneer Funds"), utilizing a large network of independent broker-dealers. In addition, the Company serves as the exclusive distributor of the Pioneer Variable Contracts Trust.

Organization
The Company is a wholly-owned subsidiary of Pioneer Investment Management, Inc. ("PIM"). PIM is a wholly-owned subsidiary of Pioneer Investment Management USA Inc. ("PIM USA"), which is a wholly-owned subsidiary of Pioneer Global Asset Management S.p.A ("PGAM"). PGAM is a global asset management holding company and is a majority-owned subsidiary of UniCredito Italiano S.p.A. The Company's wholly-owned subsidiaries, Pioneer Fonds Marketing GmbH and Pioneer Global Funds Distributor, Ltd., were sold to PGAM during the current year (Note 6).

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of management estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. All amounts are expressed in U.S. dollars.

The accompanying consolidated statement of operations includes the accounts of the Company and its former wholly-owned subsidiaries through date of disposition (Note 6). All intercompany balances and transactions between the Company and its former subsidiaries have been eliminated in consolidation.

Recognition of Revenue and Expenses
Distribution revenues include distribution fees earned based on 0.75% of certain Pioneer Funds' net assets and the gains on sales of Class B share rights sold pursuant to the Class B share rights program (Note 7). In addition, a 0.25% service fee is collected by the Company as reimbursement from the Pioneer Funds for service fees prepaid to brokers and dealers in the initial year that an account is established. Commissions consist of underwriting commissions earned from the distribution of Class A Pioneer Funds' shares and are recorded as income on the trade (execution) date. Variable annuity commissions are earned on the distribution of variable annuity contracts. In subsequent years, these fees are collected by the Company and remitted to third-party brokers and dealers as compensation pursuant to the underlying funds' distribution plans. Other income primarily consists of commissions as dealer and interest and dividend income. Related party revenue primarily consists of income earned from other PGAM affiliates. Operating expenses are recorded on the accrual basis.

Cash and Cash Equivalents
The company considers cash equivalents as liquid investments with original maturities of less than ninety days. Cash and cash equivalents at December 31, 2001 consist primarily of cash on deposit in banks and amounts invested in commercial paper.

Investments in Marketable Securities
Investments in marketable securities represent investments in the Pioneer Funds for which the Company acts as the distributor and are valued at the last reported net asset value. Net realized and unrealized gains and losses are reported as such in the accompanying consolidated statement of operations.

Valuation of Financial Instruments
The Company considers the liquidity and readily available market quotations when estimating the fair value of financial instruments. The carrying amount of the Company's financial instruments, as stated in the accompanying consolidated statement of financial condition, approximates fair value.

Foreign Currency Translation
Revenues and expenses of the Company's operations outside of the United States were translated into U.S. dollars at the average rates of exchange during the year with the effects of translation adjustments deferred and included as a separate component of stockholder's equity.

Comprehensive Income
Statement of Financial Accounting Standards ("SFAS") No. 130, *Reporting Comprehensive Income* establishes standards for the reporting of comprehensive income and its components. Comprehensive income, as defined, includes all changes in equity during a period from non-owner sources. The Company's foreign currency translation adjustments, which are excluded from net loss, are included in comprehensive loss, as reported in the accompanying consolidated statement of changes in stockholder's equity.

Concentrations of Credit Risk
The Company is primarily engaged in the selling of shares of the Pioneer Funds. In the event counterparties do not fulfill their obligations to the Company, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

3. Net Capital and Reserve Requirements

As a distributor and underwriter, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined under Rule 15c3-1. Net capital may fluctuate on a daily basis. The Company uses the Alternative Standard as its method of net capital computation. The Company's net capital, as computed under Rule 15c3-1, was $15,076,000 at December 31, 2001, which exceeded required net capital of $250,000 by $14,826,000.

The Company is exempt from the reserve requirements of Rule 15c3-3 since its broker-dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies and variable annuities. The Company promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

4. Income Taxes

PIM USA files a consolidated federal income tax return with its direct and indirect domestic subsidiaries, including the Company. Consolidated income tax benefits (provisions) are allocated among the companies based on the income taxes that would have been (accrued) benefited had separate returns been filed for each entity or when subsidiary losses are utilized in consolidation.

The benefit for income taxes, as stated as a percentage of loss before income taxes, consists of the following:

Federal statutory rate	35.0%
(Increases) decreases in tax rate resulting from:	
Permanent differences	(19.7)%
Foreign income taxes	(3.9)%
State tax, net of federal benefit	(0.3)%
Effective tax rate	11.1%

The components of deferred income taxes recognized in the accompanying consolidated statement of financial condition are comprised of deferred tax assets of approximately $220,000 and deferred tax liabilities of approximately $770,000. The approximate income tax effect of each type of temporary difference is as follows:

Dealer advances	$ (770,000)
Unrealized gain (losses) on marketable securities	204,000
Other, net	16,000
Net deferred tax liability	$ (550,000)

5. Benefit Plans

PIM USA and its subsidiaries have two defined contribution benefit plans for eligible employees: a retirement benefit plan and a savings and investment plan (the "Benefit Plans") qualified under Section 401 of the Internal Revenue Code. PIM USA makes contributions to a trustee, on behalf of eligible employees, to fund both Benefit Plans.

Both of the Benefit Plans cover all full-time employees who have met certain age and length-of-service requirements. PIM USA contributes to the retirement benefit plan an amount that would purchase a certain targeted monthly pension benefit at the participant's normal retirement date. Participants in the savings and investment plan may voluntarily contribute up to 12% of their compensation, and PIM USA will match this contribution up to 2%. The Company's expenses under the Benefit Plans amounted to approximately $141,000 for the year ended December 31, 2001.

6. Related Party Transactions

On April 1, 2001, Pioneer Plans Corporation, a wholly-owned subsidiary of PIM USA, was merged with and into the Company whereby each of Pioneer Plans Corporation's 410 outstanding shares of capital stock was converted into one share of the Company's capital stock.

On June 13, 2001, the Company sold to PGAM its German marketing subsidiary, Pioneer Fonds Marketing GmbH, for total cash consideration of $6,100,000. Subsequently, on July 2, 2001, the Company sold to PGAM its Bermuda distribution subsidiary, Pioneer Global Funds Distributor, Inc., for total cash consideration of $25,000. Cash consideration received in excess of the carrying value of the subsidiaries at the date of sale has been included in the accompanying statement of changes in stockholder's equity as an addition to paid-in-capital.

The Company has a service agreement with PIM to provide for the payment of the Company's overhead expenses. Additionally, PIM provides management, marketing support, systems, software and other administrative services to the Company at no cost. All transactions with PIM are charged or credited through intercompany accounts and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties.

Included in related party revenue of $13,978,000 are amounts the Company earned from other PGAM affiliates for marketing, salaries and operating expenses incurred on their behalf. Included in related party expenses are payments made to affiliates for operating expenses incurred on the Company's behalf.

7. Dealer Advances

Certain of the Pioneer Funds maintain a multi-class share structure whereby the participating funds offer both the traditional front-end load shares (Class A shares) and back-end load shares (Class B and Class C shares). Back-end load shares do not require the investor to pay any sales charge unless there is a redemption before the expiration of the minimum holding period, which ranges from three to six years in the case of Class B shares and one year in the case of Class C shares. However, the Company pays upfront sales commissions (dealer advances) to broker-dealers ranging from 2% to 4% of the sales transaction amount on Class B shares and 1% on Class C shares. The participating funds pay the Company distribution fees of 0.75% and service fees of 0.25% per annum of their net assets invested in Class B and Class C shares, subject to annual renewal by the participating funds' Board of Trustees. In addition, the Company is paid a contingent deferred sales charge ("CDSC") on Class B and Class C shares redeemed within the minimum holding period. The CDSC is paid based on declining rates ranging from 2% to 4% on the purchase price of Class B shares and 1% for Class C shares.

In September 1998, the Company entered into an agreement to sell to a third party its rights to receive future distribution fees and deferred sales charges from the then outstanding Class B shares of the Pioneer Funds. In addition, the agreement also provides for the sale, at a premium, of additional rights arising from future sales of Class B shares on a monthly basis through September 2001. In April 2001, the agreement was amended to extend the financing arrangement through December 31, 2001, at which point the financing ceased.

The Company capitalizes and amortizes Class C share dealer advances for financial statement purposes over a 12-month period. The Company deducts the dealer advances in full for tax purposes in the year such advances are paid. Distribution fees received by the Company from participating funds are recorded in income as earned. CDSCs received by the Company from redeeming shareholders reduce unamortized dealer advances directly. Prepaid service fees are capitalized and amortized for financial statement purposes over a 12-month period.

Pioneer Funds Distributor, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2001
(Dollars in Thousands)

Schedule I

Computation of Net Capital:		
Consolidated stockholder's equity	$	30,526
Deduct—Nonallowable assets		
Receivables and other assets		9,783
Prepaid service fees and dealer advances		3,823
Due from affiliates		1,681
Haircuts on securities and outstanding wire trades		933
Add—Deferred income taxes, associated with dealer advances		770
Net capital	$	15,076
Computation of Basic Net Capital Requirement:		
Minimum net capital required (greater of $250,000 or 2% of aggregate debits)	$	250
Net capital in excess of requirement	$	14,826
Reconciliation with Company's Computation (included in Part II A of Form X-17A-5 as of December 31, 2001)		
Net Capital, as reported in Company's Part II A (unaudited) Focus Report	$	15,065
Increase in deferred income taxes		11
Net capital, as adjusted	$	15,076

Pioneer Funds Distributor, Inc.
Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3 of the Securities Exchange Act of 1934

Schedule II

Pioneer Funds Distributor, Inc. is exempt from the reserve requirements of Rule 15c3-3, as its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. The Company promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers; accordingly, the computations for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable. In the opinion of management, the Company has complied with the exemptive provisions of Rule 15c3-3 throughout the year ended December 31, 2001.



PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants on
Internal Control Required by SEC Rule 17a-5

To the Board of Directors of Pioneer Funds Distributor, Inc.
(A wholly-owned subsidiary of Pioneer Investment Management, Inc.)

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Pioneer Funds Distributor, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2002

Pioneer Funds Distributor, Inc.

Consolidated Financial Statements
December 31, 2001